PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(5)
(TO PROSPECTUS DATED JANUARY 13, 1998)             Registration Number 333-40149

                                 $200,000,000

                           LOGO OF JONES INTERCABLE

                         7 5/8% SENIOR NOTES DUE 2008

                                  -----------

  The 7 5/8% Senior Notes due 2008 (the "Notes") of Jones Intercable, Inc. (the "Company") will mature on April 15, 2008. Interest on the Notes is payable semiannually on April 15 and October 15, commencing October 15, 1998. The Notes will not be redeemable prior to maturity.

  The Notes will be senior unsecured obligations of the Company, ranking pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company. The Notes will be effectively subordinate to the indebtedness of the Company's subsidiaries, which on a pro forma basis after giving effect to the application of the proceeds from the offering, would have been $688,874,000 on December 31, 1997, including $613,413,000 outstanding under the secured revolving credit facilities of the Company's subsidiaries, the aggregate lending commitments of which equal $1.2 billion.

  SEE "RISK FACTORS" BEGINNING ON PAGE S-4 HEREOF FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
               SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

  The Underwriters have agreed to purchase the Notes from the Company at 98.173% of their principal amount (resulting in $196,346,000 aggregate proceeds to the Company, before deducting expenses payable by the Company estimated at $100,000), plus accrued interest, if any, from April 6, 1998 to the date of delivery, subject to the terms and conditions as set forth in the Underwriting Agreement.

  The Underwriters propose to offer the Notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. For further information with respect to the plan of distribution and any discounts, commissions or profits on resale that may be deemed underwriting discounts or commissions, see "Underwriting" herein. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

                                  -----------

  The Notes are being offered by the several Underwriters named herein subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that delivery of the Notes will be made at the office of Salomon Brothers Inc, 7 World Trade Center, New York, New York or through the facilities of The Depository Trust Company, on or about April 6, 1998.

                                  -----------

SALOMON SMITH BARNEY
               LEHMAN BROTHERS
                              NATIONSBANC MONTGOMERY SECURITIES LLC
                                                NATWEST CAPITAL MARKETS LIMITED
March 31, 1998

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVERALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE NOTES AND THE IMPOSITION OF A PENALTY BID DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  It is anticipated that delivery of the Notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this Prospectus Supplement, which is the fourth business day following the date hereof (such settlement cycle being herein referred to as "T+4"). Purchasers of Notes should note that trading of the Notes on the date hereof may be affected by the T+4 settlement. See "Underwriting."

                                  THE COMPANY

  Jones Intercable, Inc. (the "Company") is a Colorado corporation organized in 1970. The Company is primarily engaged in the cable television business. The majority of the Company's cable television systems are owned indirectly by the Company through the Company's wholly owned subsidiaries, Jones Cable Holdings, Inc. and Jones Cable Holdings II, Inc. In addition, the Company operates cable television systems for its managed partnerships. The Company has a subsidiary engaged in the cable television system brokerage business and a subsidiary that manufactures and markets data encryption products. The Company also has minority equity interests in affiliated companies that provide educational programming, products and services.

  Based on the number of basic subscribers served by the Company's owned and managed cable television systems, the Company is one of the largest cable television system operators in the United States. As of December 31, 1997, the Company owned or managed 39 cable television systems serving a total of approximately 1,460,000 basic subscribers in 17 states. Glenn R. Jones, the founder, Chairman, Chief Executive Officer and controlling shareholder of the Company, is one of the pioneers in the cable television industry and has owned and operated cable television systems since 1970.

  As of December 31, 1997, Company-owned systems served approximately 765,100 basic subscribers and systems owned by Company-managed partnerships served approximately 697,800 basic subscribers. A significant number of cable television systems owned by Company-managed partnerships are scheduled to be sold in 1998, including the Albuquerque, New Mexico system, the Palmdale, California system and the Littlerock, California system which are to be acquired by the Company. As of December 31, 1997, on a pro forma basis for the acquisitions of cable systems by the Company and sales of cable systems by managed partnerships that closed after year end or were pending as of March 1998, Company-owned systems served approximately 950,000 basic subscribers and systems owned by Company-managed partnerships served approximately 327,000 basic subscribers.

  The Company intends to liquidate its 18 remaining managed partnerships as such partnerships achieve their investment objectives and as opportunities for sales of partnership cable television systems arise in the marketplace. In accordance with this strategy, the Company is marketing for sale most of the cable television systems owned by its managed partnerships. During 1997, the Company liquidated five of its managed partnerships by arranging on behalf of such partnerships for the sale of all of the remaining assets of such partnerships to the Company. As of March 1998, the Company is in the process of liquidating seven more of its managed partnerships by arranging on behalf of such partnerships for the sale of all of the remaining assets of such partnerships either to the Company or to unaffiliated entities. These seven liquidations are expected to be accomplished before the end of 1998. In addition, several other of the Company's managed partnerships recently have sold or are in the process of selling cable systems to unaffiliated entities as intermediate steps toward the eventual liquidation of such managed partnerships.

  Over the last several years, the Company has taken significant steps to simplify its corporate structure. This process has included sales of cable television systems owned by certain managed partnerships either to the Company or to unaffiliated entities and the divestiture of certain of the Company's non-strategic assets. As a result of this strategy, on a pro forma basis for the cable system acquisitions by the Company and cable system sales by the managed partnerships pending as of March 1998, 74% of total subscribers served by the Company would have been owned by the Company as of December 31, 1997, compared to 23% in June 1995.

  During this process of simplifying its corporate structure, the Company has also made progress in clustering its owned subscribers in two primary groups of cable systems. The Company's Virginia/Maryland cluster is based primarily on geography. The Company's suburban cluster is based on similar market and operating characteristics, rather than geography. These clusters represent 93% of Company-owned subscribers. The Company believes that its clustering strategy should allow it to obtain both economies of scale and operating efficiencies.

  The Virginia/Maryland cluster is comprised of cable systems serving approximately 405,000 basic subscribers in communities in Maryland and Virginia surrounding Washington, D.C. On a pro forma basis for the Company's pending cable system acquisitions, the Company's suburban cluster is comprised of seven cable systems serving approximately 488,500 basic subscribers. The suburban cluster includes the Savannah and Augusta, Georgia systems, the Pima County, Arizona system and the Independence, Missouri system, and it will include the Albuquerque, New Mexico system that is scheduled to be acquired by the Company in the second quarter of 1998 and the Palmdale, California system and the Littlerock, California system that are scheduled to be acquired by the Company in the third quarter of 1998.

  The Company also intends to maintain and enhance the value of its cable television systems through capital expenditures. Such expenditures will include, among others, cable television plant extensions and the upgrade and rebuild of certain systems. The Company also intends to institute new services as they are developed and become economically viable.

  Key elements of the Company's operating strategy include increasing basic penetration levels and revenue per subscriber through targeted marketing, superior customer service, maintenance of high technical standards and growth of advertising sales and pay-per-view revenues. The Company has deployed fiber optic cable wherever practical in its current rebuild and upgrade projects, which improves system reliability and picture quality, increases channel capacity and provides the potential for new business opportunities.

                                 THE OFFERING

Securities Offered Hereby ...  $200,000,000 of 7 5/8% Senior Notes.

Maturity Date ...............  April 15, 2008.

Interest Payment Dates ......  April 15 and October 15 of each year, commencing October 15, 1998.

Redemption/Sinking Fund .....  The Notes will not be redeemable prior to maturity. The Notes will not be subject to any mandatory sinking fund.

Ranking .....................  The Notes will be senior unsecured obligations of the Company, ranking equally with all other senior unsecured obligations of the Company.

Restrictive Covenants .......  The Indenture contains certain covenants, which restrict (among other things) the ability of the Company and its subsidiaries to incur indebtedness, pay dividends or make stock purchases, consummate mergers or make certain significant asset dispositions. Such covenants are substantially similar to the covenants applicable to the Company's 9 5/8% and 8 7/8% Senior Notes due 2002 and 2007, respectively. See "Description of the Notes."

Use of Proceeds .............
                               To reduce the amounts outstanding under the revolving credit facilities of the Company's subsidiaries.

                                USE OF PROCEEDS

  The net proceeds to the Company from this offering are estimated to be $196,246,000, after payment of estimated expenses. The net proceeds will be used to reduce the amounts outstanding under the revolving credit facilities of the Company's subsidiaries.

                                 RISK FACTORS

  An investment in the Notes offered hereby involves certain risks. Prospective investors should consider carefully the following factors, as well as all of the other information set forth in this Prospectus Supplement and in the Prospectus dated January 13, 1998 (the "Prospectus"), in evaluating an investment in the Notes offered hereby. Certain information contained in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in such documents that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as changes in the cable television industry, the Company's acquisition and clustering strategies, capital expenditures, the Company's operating strategies, the liquidation of the Company's managed partnerships, the development of new services and technologies, particularly those in the telecommunications area, the effects of competition, the Company's expansion and growth of the Company's operations and other such matters, are forward-looking statements. These forward-looking statements are based upon certain assumptions and are subject to a number of risks and uncertainties. Discussions containing such forward-looking statements may be found in this Prospectus Supplement under "The Company" and "Risk Factors," as well as elsewhere in the Prospectus Supplement and in the Prospectus. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation the risk factors set forth below and the matters set forth in the Prospectus Supplement and the Prospectus generally.

HISTORY OF NET LOSS; EXPECTED FUTURE NET LOSS

  The Company has sustained net losses of $21.7 million, $62.6 million and $51.9 million for the years ended December 31, 1995, 1996 and 1997, respectively. The net losses have resulted in an accumulated deficit of $259.5 million as of December 31, 1997. In addition, earnings have been insufficient to cover fixed charges in each of the five years ended December 31, 1997. The Company anticipates the continued recognition of operating income prior to depreciation and amortization charges, but net losses resulting from depreciation, amortization and interest expenses may occur in the future. To the extent the Company recognizes general partner distributions from its managed partnerships and/or gains on the sale of Company-owned cable television systems in the future, such losses may be reduced or eliminated; however, there is no assurance as to the timing or recognition of these distributions or sales.

RISKS ASSOCIATED WITH SUBSTANTIAL LEVERAGE

  The Company historically has been highly leveraged and the Company will remain highly leveraged after the offering. On a pro forma basis giving effect to the offering and the use of proceeds therefrom, the Company will have long-term indebtedness of approximately $1.03 billion and a ratio of long-term indebtedness to annualized EBITDA for the quarter ended December 31, 1997 of
6.2 to 1.0 as of December 31, 1997 (as if the offering took place on that date). On a pro forma basis giving effect to the offering, the use of proceeds therefrom and to all pending acquisitions of cable systems by the Company and sales of cable systems by managed partnerships that closed after year end or were pending as of March 1998, the ratio of long-term indebtedness to annualized EBITDA would increase. The degree to which the Company is leveraged may restrict the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes and will require the Company to dedicate a significant portion of the Company's cash flow from operations to interest payments. The Company would suffer a material adverse effect if it were unable to meet its debt obligations.

RISKS RELATED TO THE COMPANY'S STRUCTURE

  A significant portion of the Company's cable system operations are conducted through two wholly owned subsidiaries. The Company owns and operates only a few cable systems directly and, therefore, the Company is dependent on the cash flow of these two subsidiaries to meet its own obligations, including the payment of interest and principal obligations on the Notes when due. Because these subsidiaries do not guarantee the payment of principal of or interest on the Notes, the claims of creditors of these subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiaries, generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including the holders of the Notes, even though such claims will not constitute senior indebtedness. The Notes, therefore, will be effectively subordinated to the indebtedness of these subsidiaries of the Company. At December 31, 1997, and after giving effect to the offering and the application of the net proceeds thereof, the total liabilities of the Company's two operating subsidiaries would have been approximately $688,874,000, including $613,413,000 outstanding under the secured credit facilities of these subsidiaries, the aggregate lending commitments of which equal $1.2 billion. The Company's operating subsidiaries may incur additional indebtedness under the Indenture subject to compliance with certain tests. Moreover, the Indenture does not impose any limitation on the incurrence by these subsidiaries of liabilities that are not considered indebtedness under the Indenture. See "Description of the Notes-- Certain Covenants--Limitation on Additional Indebtedness."

RISKS RELATED TO SHAREHOLDERS AGREEMENT

  Pursuant to the terms of the shareholders agreement dated as of December 20, 1994 among Glenn R. Jones, Jones International, Ltd. ("International"), BCI Telecom Holding Inc. ("BTH") and the Company (the "Shareholders Agreement"), International and BTH, the principal shareholders of the Company, have certain rights and obligations with respect to certain transactions proposed by or otherwise affecting the Company. The Shareholders Agreement grants BTH certain significant consent rights. Notwithstanding such rights, the Company can acquire systems from its managed partnerships and can sell, buy or make investments in other cable television systems in amounts of $50,000,000 or less, up to an aggregate of $250,000,000, without BTH's consent. The Company may not, without the prior written consent of BTH, acquire or sell any cable television systems other than as described above and may not incur debt if the resulting debt to cash flow ratio of the Company would exceed 7:1. In addition, pursuant to the terms of the Shareholders Agreement, the principal shareholders and/or certain of their affiliates have certain rights to distribute programming on the Company's cable television systems and the first opportunity to supply certain services and equipment to the Company (on competitive terms and conditions) and the Company has agreed to regularly advise and consult with BTH with respect to the Company's strategic, operating and financial plans and other matters. Because of these and other rights granted to the Company's principal shareholders under the Shareholders Agreement, certain actions that management of the Company might desire to take could be dependent upon the agreement and cooperation of the Company's principal shareholders. From time to time, disagreements concerning the Company's strategic plan, acquisitions and other matters have occurred between the principal shareholders. These disagreements have been reflected, in some cases, in divided votes by the Company's Board of Directors and, in other cases, in the Company being unable to obtain BTH's consent under the Shareholders Agreement. A disagreement between Mr. Jones and BTH about certain provisions of the Shareholders Agreement has resulted in litigation. See "Risks Related to Shareholder Litigation." Management's ability to implement its strategic plan or take other actions may be frustrated, delayed or prevented by shareholder disagreements.

RISKS RELATED TO SHAREHOLDER LITIGATION

  In February 1998, BTH filed a lawsuit in the United States District Court for the District of Colorado against the Company, International, Jones Internet Channel, Inc. ("JICI") and Glenn R. Jones. JICI is a wholly owned subsidiary of International. In its complaint, BTH alleges that the defendants have violated the Shareholders Agreement and certain duties allegedly owed to BTH, and conspired with each other to do so. More specifically, BTH claims that under the Shareholders Agreement, the offering of the service known as the "Internet Channel" to the Company's subscribers, and any affiliation agreement between the Company and JICI for the provision of the Internet Channel service, could not proceed without approval of a specific group of directors of the Company, including the three directors designated by BTH. BTH also maintains, in connection with the relationship and proposed affiliate agreement between the Company and JICI, that the defendants have breached a provision of the Shareholders Agreement defining the "core business" of the Company. In addition to damages, BTH seeks an injunction prohibiting the Company from making the Internet Channel available to additional subscribers and from entering into an affiliate agreement with JICI for the Internet Channel, as well as other equitable relief. A hearing on the motion of BTH for a preliminary injunction began on March 23, 1998 and is set to be continued on April 6, 1998.

  In March 1998, a minority shareholder of the Company filed a shareholder derivative action in the United States District Court for the District of Colorado against Glenn R. Jones and seven other directors of the Company. In its complaint, the plaintiff alleges that the defendants have violated certain fiduciary and other duties allegedly owed to the Company and its shareholders in connection with the Company's offering of the Internet Channel service. The allegations raised in this complaint are similar to those raised by BTH in its complaint. The plaintiff seeks certain equitable relief and damages.

CONFLICTS OF INTEREST; TRANSACTIONS WITH AFFILIATES

  The Company has engaged in and expects to continue to engage in certain transactions with its affiliates. These transactions have involved affiliation agreements for the distribution of programming owned by affiliated companies on cable television systems owned or managed by the Company, lease agreements related to real estate, lease agreements and service agreements related to certain technical, computer, financial and administrative services provided to the Company by affiliates. For the year ended December 31, 1997, approximately $705,000, or less than 1%, of the Company's total revenue and approximately $4,925,000, or 2.5%, of its total operating, general and administrative expenses were a result of related party transactions. Because certain officers and directors of the Company are also officers and directors of affiliated companies, the terms of any agreements between the Company and such affiliates generally are not and will not be the result of arm's-length negotiations. There can be no assurance that the terms of any transactions between the Company and its affiliates have been or will be as favorable as the Company could obtain from unrelated parties.

RISKS ASSOCIATED WITH GOVERNMENT REGULATION OF THE CABLE TELEVISION INDUSTRY

  The operation of cable television systems is extensively regulated by the Federal Communications Commission (the "FCC"), some state governments and most local governments. This regulation imposes a substantial burden on cable system operations and requires cable operators to maintain a local franchise to continue providing cable service. The Telecommunications Act of 1996 (the "1996 Telecom Act") altered the regulatory structure governing the nation's telecommunications providers. It removed barriers to competition in both the cable television market and the local telephone market. Among other things, it also reduced the scope of cable rate regulation. The 1996 Telecom Act requires the FCC to undertake a host of implementing rulemakings, the final outcome of which cannot yet be determined. Moreover, Congress and the FCC have frequently revisited the subject of cable regulation. Future legislative and regulatory changes could adversely affect the Company's operations, and there has been a recent increase in calls to maintain or even tighten cable regulation in the absence of widespread effective competition.

RISKS OF COMPETITION

  Cable television systems currently experience competition from several sources.

  Broadcast Television. Cable television systems have traditionally competed with broadcast television, which consists of television signals that the viewer is able to receive directly without charge using an "off-air" antenna. The extent of such competition is dependent in part upon the quality and quantity of signals available by such antenna reception and it has generally been less difficult for cable operators to obtain higher penetration rates in rural areas where signals available off-air are more limited than in metropolitan areas where numerous, high quality off-air signals are often available without the aid of cable television systems.

  Traditional Overbuild. Because cable television franchises are not exclusive, more than one cable television system may be built in the same area, known as an "overbuild." The Company has experienced over- builds in connection with certain systems that it has owned or managed for limited partnerships and currently there are overbuilds in both owned and managed systems. The Company anticipates competition in the Augusta franchise area. The City of Augusta has granted a franchise to an unaffiliated cable operator, and the Company anticipates that this operator will commence service in the franchise area during the second half of 1998. The Company's Panama City Beach System has lost basic subscribers and commercial units to an overbuilder that continues to provide significant competition. A portion of the Company's Chesapeake Bay Group serving Anne Arundel County, Maryland is overbuilt by a competing cable television system.

  DBS. High-powered direct-to-home satellites have made possible the wide-scale delivery of programming to individuals throughout the United States who use small roof-top or wall-mounted antennas. Several companies have begun offering direct broadcast satellite ("DBS") services over the last few years. Companies offering DBS services use video compression technologies to increase the channel capacity of their systems to 100 or more channels and to provide packages of movies, satellite networks and other program services that are competitive to those provided by cable television systems. DBS service providers face significant obstacles to offering local programming, but at least one future DBS entrant is attempting to offer customers regional delivery of local broadcast signals. To date, the Company has not lost a significant number of subscribers to DBS service providers. The ability of DBS service providers to compete successfully with the cable television industry will depend on, among other factors, the availability of DBS equipment and services at competitive prices.

  Telephone and Utility Companies. Federal cross-ownership restrictions historically limited entry by local telephone companies into the cable television business. The 1996 Telecom Act eliminated this cross-ownership restriction, making it possible for companies with considerable resources to overbuild existing cable operators and enter the business. Several telephone companies have begun seeking cable television franchises from local governmental authorities and a few of these have begun constructing cable television systems. GTE, a local exchange carrier, which provides telephone service in a multi-state region including California, has obtained a franchise from the City of Oxnard, California and has commenced providing video programming in Oxnard in competition with the Company's Oxnard cable system. In addition, Ameritech, one of the seven regional Bell Operating Companies ("BOCs"), which provides telephone service in a multi-state region including Illinois, has been the most active BOC in seeking local cable franchises within its service area. It has already begun cable service in competition with partnership-owned cable systems in Elgin, Glen Ellyn and Naperville, Illinois. The Company cannot predict at this time the extent of telephone company competition that will emerge to Company-owned or managed cable television systems. The entry of telephone companies as direct competitors, however, is likely to continue over the next several years and could adversely affect the profitability and market value of the Company's owned and managed systems. The entry of electric utility companies into the cable television business, as now authorized by the 1996 Telecom Act, could have a similar adverse effect. The local electric utility in the Washington, D.C. area recently announced plans to participate in a planned video distributor that may compete with systems in the Company's Virginia/Maryland cluster.

  Private Cable Systems. The Company's cable television systems also face competition from private cable television systems, known as Satellite Master Antenna Television ("SMATV"), serving multi-unit dwellings such as condominiums, apartment complexes and private residential communities. SMATV operators may enter into exclusive agreements with apartment owners and homeowners associations, which may preclude operators of franchised systems from serving residents of such private complexes. Private cable systems that do not cross public rights of way are free from the federal, state and local regulatory requirements imposed on franchised cable television operators. In some cases, the Company has been unable to provide cable television service to buildings in which private operators have secured exclusive contracts to provide video and telephony services. The Company is interested in providing these same services, but expects that the market to install and provide these services in multi-unit buildings will continue to be highly competitive. In late 1995, the Company launched a competitive telephone service in selected apartments and condominium units in its Alexandria, Virginia system, and began providing such service in the first half of 1997 in Maryland as well. The Company has been granted Competitive Local Exchange Carrier status in the states of Maryland and Virginia. The Company faces considerable competition in providing telephony service from incumbent local exchange carriers and a host of alternative carriers.

  Wireless Cable. Cable television systems also compete with wireless program distribution services such as multichannel multipoint distribution services ("MMDS") systems, commonly called wireless cable, which are licensed to serve specific areas. MMDS uses low-powered microwave frequencies to transmit television programming over-the-air to paying subscribers. The MMDS industry is less capital intensive than the cable television industry and it is therefore more practical to construct MMDS systems in areas of lower subscriber penetration. Wireless cable systems are now in direct competition with cable television systems in several areas of the country, including the Company's system in Pima County, Arizona. To date, the Company has not lost a significant number of subscribers nor a significant amount of revenue to MMDS operators competing with the Company's cable television systems. A series of recent actions taken by the FCC, however, including reallocating certain frequencies to the wireless services and auctioning new spectrum to Local Multipoint Distribution Services, are intended to facilitate the development of wireless cable television systems as an alternative means of distributing video programming.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1997 and pro forma to reflect the issuance of the Notes.

                                                       AS OF DECEMBER 31, 1997
                                                      --------------------------
                                                      AS REPORTED  PRO FORMA (1)
                                                      -----------  -------------
                                                        (STATED IN THOUSANDS)
Cash and cash equivalents............................ $    3,595    $    3,595
                                                      ==========    ==========
Debt:
  Revolving credit facilities........................ $  471,000    $  274,754
  7 5/8% Senior Notes due 2008, net of unamortized
   discount..........................................        --        196,346
  8 7/8% Senior Notes due 2007, net of unamortized
   discount..........................................    248,667       248,667
  9 5/8% Senior Notes due 2002.......................    200,000       200,000
  10.5% Subordinated Debentures due 2008.............    100,000       100,000
  Other..............................................      5,065         5,065
                                                      ----------    ----------
    Total Debt.......................................  1,024,732     1,024,832
                                                      ----------    ----------
Shareholders' Investment:
  Class A Common Stock, $.01 par value, 60,000,000
   shares authorized; 35,554,223 shares issued.......        356           356
  Common Stock, $.01 par value, 5,550,000 shares
   authorized; 5,113,021 shares issued...............         51            51
  Additional paid-in capital.........................    487,616       487,616
  Accumulated deficit................................   (259,505)     (259,505)
                                                      ----------    ----------
    Total Shareholders' Investment...................    228,518       228,518
                                                      ----------    ----------
    Total Capitalization............................. $1,253,250    $1,253,350
                                                      ==========    ==========

--------
(1) Reflects the issuance of the Notes and the application of the net proceeds therefrom for the repayment of a portion of the outstanding balance of the revolving credit facilities.

                            SELECTED FINANCIAL DATA

  The following table sets forth selected financial data regarding the financial position and operating results of the Company and its subsidiaries. This data should be read in conjunction with the Company's consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in the Company's Annual Report on Form 10-K for the year ending December 31, 1997, which is incorporated by reference herein.

                                      YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------
                            1993      1994      1995       1996        1997
                          --------  --------  --------  ----------  ----------
                                (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
  Subscriber service
   fees.................  $ 99,438  $103,335  $135,350  $  248,626  $  333,826
  Management fees.......    17,255    17,952    21,462      19,104      17,253
  Distributions and
   brokerage fees.......       --        --        --       15,483       2,768
  Non cable revenue.....     7,624    10,602    32,026      28,497       8,741
                          --------  --------  --------  ----------  ----------
Total revenues..........   124,317   131,889   188,838     311,710     362,588
Costs and expenses:
  Cable operating
   expenses.............    54,307    55,196    77,638     131,529     174,967
  Cable general &
   administrative
   expenses.............    10,034     8,120     8,284      16,586      19,642
  Non cable operating,
   general &
   administrative.......     7,989    11,810    32,382      28,410       9,297
  Depreciation and
   amortization.........    43,328    45,585    55,805     131,186     175,839
                          --------  --------  --------  ----------  ----------
Operating income (loss).     8,659    11,178    14,729       3,999     (17,157)
Other income (expense):
  Interest expense......   (40,780)  (36,883)  (49,552)    (67,782)    (86,764)
  Interest income.......     3,919     5,886    14,383       3,758       1,451
  Equity in losses of
   affiliated entities..    (3,817)   (3,707)      (58)     (3,473)     (3,804)
  Gain (loss) on sale of
   assets...............    (3,231)   15,496       --        5,262      70,232
  Other, net............      (816)     (661)     (526)     (4,424)     (5,722)
                          --------  --------  --------  ----------  ----------
Loss before income
 taxes, extraordinary
 items and accounting
 change.................   (36,066)   (8,691)  (21,024)    (62,660)    (41,764)
Income tax benefit
 (provision)............       --        --        --          --        3,275
                          --------  --------  --------  ----------  ----------
Loss before
 extraordinary items and
 accounting change......   (36,066)   (8,691)  (21,024)    (62,660)    (38,489)
Extraordinary items:
  Gain (loss) on early
   extinguishment of
   debt.................       --        --       (692)        --      (13,459)
                          --------  --------  --------  ----------  ----------
Net loss................  $(36,066) $ (8,691) $(21,716) $  (62,660) $  (51,948)
                          ========  ========  ========  ==========  ==========
Primary loss per share..  $  (2.92) $  (0.45) $  (0.69) $    (2.00) $    (1.50)
                          ========  ========  ========  ==========  ==========
Ratio of earnings to
 fixed charges(1).......       --        --        --          --          --
OTHER FINANCIAL DATA:
Operating income before
 depreciation and
 amortization and
 excluding distributions
 and brokerage fees.....  $ 51,987  $ 56,763  $ 70,534  $  119,702  $  155,914
Capital expenditures....    20,155    28,801    63,216      95,900     133,598
BALANCE SHEET DATA (AT
 END OF PERIOD):
Total assets............  $434,298  $608,289  $860,499  $1,134,129  $1,371,371
Total debt..............   372,908   281,578   492,714     806,147   1,024,732
Shareholders'
 investment.............    17,503   271,284   292,795     235,307     228,518

-------
(1) The ratio of earnings to fixed charges has been computed by dividing the sum of (a) pre-tax income, excluding losses of affiliated entities and (b) interest expense, by net interest expenses. Interest expense includes interest expense on all indebtedness (including amortization of deferred debt issuance costs). Earnings were insufficient to cover fixed charges by $32,249,000, $4,984,000, $21,658,000, $59,187,000 and $51,419,000 for the
    years ended December 31, 1993, 1994, 1995, 1996 and 1997 respectively.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms of the Debt Securities set forth under the heading "Description of Debt Securities" in the accompanying Prospectus, to which description reference is made. The Notes will be issued pursuant to an Indenture dated as of March 23, 1995 between the Company and U.S. Trust Company of California, N.A., as trustee (the "Trustee"), as supplemented by a Third Supplemental Indenture dated April 6, 1998 (such Indenture and Third Supplemental Indenture, collectively, the "Indenture"). The Indenture is referred to in the Prospectus as the "Senior Indenture." The Notes are "Senior Debt Securities" as that term is used in the Prospectus and are also referred to in the Prospectus as the "Offered Debt Securities."

GENERAL

  The Notes are limited to $200,000,000 aggregate principal amount and will be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. The Notes will mature on April 15, 2008 (the "Maturity Date").

  The Notes will bear interest from April 6, 1998 at a rate of 7 5/8% per annum, payable semiannually on April 15 and October 15 of each year, commencing October 15, 1998, to the person in whose name each Note was registered at the close of business on the preceding April 1 and October 1, respectively, subject to certain exceptions.

REDEMPTION

  The Notes will not be redeemable by the Company or by the holders of the Notes prior to maturity.

SINKING FUND

  The Notes will not be subject to any mandatory sinking fund.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), when used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities or by agreement or otherwise.

  "Affiliated Partnership" means any general or limited partnership, joint venture or other entity of a similar nature of which the Company or any Subsidiary is general or managing partner or venturer and of which the Company or any Subsidiary owns or controls at least a 0.5% interest.

  "Annualized Pro Forma Operating Cash Flow" means Pro Forma Operating Cash Flow for the latest fiscal quarter ended prior to the date as of which the Annualized Pro Forma Operating Cash Flow is being determined multiplied by four.

  "Asset Sale" means the sale, transfer, or other disposition (other than to the Company or any of its Subsidiaries) in any single transaction or series of related transactions of (a) any Capital Stock of any Subsidiary, (b) all or substantially all of the assets of the Company or any Subsidiary or (c) all or substantially all of the assets of a division, line of business, cable television system, or comparable business segment of the Company or any Subsidiary.

  "Capital Stock" means in respect of any Person, any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) corporate stock.

  "Capitalized Lease Obligation" means as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee which, in conformity with GAAP, is required to be accounted for as a capital lease on the balance sheet of that Person.

  "Cash Flow Available for Interest Expense" means, for any Person, for any period, (A) the sum of the amount for such period of (i) Net Income, (ii) Interest Expense, (iii) provisions for taxes based on income (excluding taxes related to gains and losses excluded from the definition of Net Income), (iv) depreciation expense, (v) amortization expense, and (vi) any other non-cash items reducing the Net Income of such Person for such period, minus (B) all non-cash items increasing the Net Income of such Person, all as determined on a consolidated basis in accordance with GAAP; provided that if, during such period, such Person shall have made any Asset Sale, Cash Flow Available for Interest Expense of such Person for such period shall be reduced by an amount equal to the Cash Flow Available for Interest Expense (if positive) directly attributable to the assets which are the subject of such Asset Sale for the period or increased by an amount equal to the Cash Flow Available for Interest Expense (if negative) directly attributable thereto for such period.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect against fluctuations in currency values.

  "Debt" of any Person means (without duplication) any indebtedness, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (except any such balance that constitutes a trade payable or an accrued liability arising in the ordinary course of business that is not overdue by more than 120 days or that is being contested in good faith), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of the Company in accordance with GAAP.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession as in effect on the date of the Indenture Supplement.

  "Indebtedness" of any Person shall mean the Debt of such Person and shall also include, to the extent not otherwise included, any Capitalized Lease Obligation, the maximum fixed repurchase price of any Redeemable Stock, the aggregate liquidation preference of the issued and outstanding shares of preferred stock of any Subsidiary, indebtedness secured by a Lien to which the property or assets owned or held by such Person are subject (whether or not the obligations secured thereby shall have been assumed), guarantees of items that would constitute Indebtedness under this definition (whether or not such items would appear upon the balance sheet of such Person), letters of credit and letter of credit reimbursement obligations (whether or not such items would appear on such balance sheet), and obligations in respect of Currency Agreements and Interest Swap Obligations, and any renewal, extension, refunding or amendment of any of the foregoing. For purposes of the preceding sentence, the maximum fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon or measured by the fair market value of such Redeemable Stock (or any equity security for which it may be exchanged or converted), such fair market value shall be determined in good faith by the Board of Directors. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date.

  "Interest Expense" of any Person means, for any period, the aggregate amount of (i) interest in respect of Indebtedness of such Person (excluding interest attributable to cable television systems held for resale and including amortization of original issue discount on any such Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and the net costs associated with Interest Swap Obligations and Currency Agreements), and (ii) all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or accrued by such Person during such period.

  "Interest Swap Obligations" shall mean the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payment made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount.

  "Lien" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

  "Net Income" of any Person shall mean the net income (loss) of such Person, determined in accordance with GAAP, excluding, however, (i) any gain or loss realized upon an Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) of such Person not in the ordinary course of business, and (ii) the amount of any non-recurring distribution from any Affiliated Partnership and (iii) any extraordinary gain or loss.

  "Pro Forma Operating Cash Flow" means, for any period, (A) the sum of the amount for such period of (i) Net Income, (ii) Interest Expense, (iii) provisions for taxes based on income (excluding taxes related to gains and losses excluded from the definition of Net Income), (iv) depreciation expense,
(v) amortization expense, (vi) any other non-cash items reducing the Net Income of such Person for such period, minus (B) all non-cash items increasing the Net Income of such Person for such period; all as determined on a consolidated basis for the Company and its Subsidiaries in accordance with GAAP after giving effect to the following: (i) if, during such period, the Company or any Subsidiary shall have any cable television systems held for resale, to the extent not otherwise included, Pro Forma Operating Cash Flow of the Company for such period shall be increased by an amount equal to Pro Forma Operating Cash Flow (if positive) of such cable television system held for resale for such period or decreased by an amount equal to the Pro Forma Operating Cash Flow (if negative) directly attributable thereto for such period; (ii) if, during such period, the Company or any of its Subsidiaries shall have made any Asset Sale, Pro Forma Operating Cash Flow of the Company for such period shall be reduced by an amount equal to the Pro Forma Operating Cash Flow (if positive) directly attributable to the assets which are the subject of such Asset Sale for the period or increased by an amount equal to the Pro Forma Operating Cash Flow (if negative) directly attributable thereto for such period, and (iii) if, during such period, Indebtedness is incurred by the Company or any of its Subsidiaries for or in connection with the acquisition of any Person or business which immediately after acquisition is a Subsidiary or whose assets are held directly by the Company or a Subsidiary, Pro Forma Operating Cash Flow shall be computed so as to give pro forma effect to the acquisition of such Person or business as if such acquisition had occurred as of the first day of such period.

  "Redeemable Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the Maturity Date (as defined in the Indenture) of the Notes.

  "Restricted Payment" shall mean, with respect to any Person, (i) the declaration or payment of any dividend on, or the making of any distribution to the holders (as such) of, any shares of its Capital Stock (other than (A) dividends or distributions payable in Capital Stock (other than Redeemable Stock) of the Company, or (B) dividends or distributions from a Subsidiary to any wholly owned Subsidiary or to the Company); or (ii) the direct or indirect purchase, redemption or other acquisition or retirement for value of any Capital Stock of such Person; or (iii) any direct or indirect payment to redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that (a) is subordinate in right of payment to the Notes and (b) has a scheduled final maturity subsequent to the Maturity Date of the Notes.

  "Significant Subsidiary" shall have the meaning ascribed to it in Rule 1-02 of Regulation S-X of the Securities and Exchange Commission.

  "Subsidiary" of any specified Person means a corporation whose Capital Stock with voting power, under ordinary circumstances, to elect a majority of directors is at any time, directly or indirectly, owned by such Person or by such Person and a Subsidiary or Subsidiaries of such Person or by a Subsidiary or Subsidiaries of such Person.

CERTAIN COVENANTS

  Limitation on Restricted Payments. The Indenture provides that the Company will not, and will not permit any Subsidiary to, make any Restricted Payment if at the time of making such Restricted Payment (a) an Event of Default (as defined in the Indenture) shall have occurred and be continuing, or shall occur as a consequence thereof, or (b) if upon giving effect to such payment the aggregate amount expended for all such Restricted Payments subsequent to February 29, 1992 shall exceed the sum of (i) the excess of (X) the aggregate of Cash Flow Available for Interest Expense of the Company and its Subsidiaries on a consolidated basis, accrued during all fiscal quarters ended subsequent to February 29, 1992 over (Y) the product of (1) 1.2 and (2) the aggregate of Interest Expense of the Company and its Subsidiaries on a consolidated basis, accrued during all fiscal quarters ended subsequent to February 29, 1992, (ii) the net proceeds received by the Company from the issuance or sale, after February 29, 1992, of Capital Stock of the Company (other than Redeemable Stock) and of any convertible securities which have been converted into Capital Stock (other than Redeemable Stock), and (iii) $15,000,000.

  The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration when the payment would have complied with the dividend restriction set forth above on the date of declaration; (ii) the retirement of any shares of the Company's Capital Stock in exchange for, or out of the net proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other shares of the Company's Capital Stock (other than Redeemable Stock); and (iii) the redemption, repurchase or retirement of any Indebtedness which is subordinated to the Notes with the proceeds of, or in exchange for (a) any Indebtedness of the Company which (x) is subordinate in right of payment to the Notes and (y) has a scheduled final maturity subsequent to the Maturity Date of the Notes, or (b) any shares of the Company's Capital Stock other than Redeemable Stock.

  Limitation on Additional Indebtedness. The Indenture provides that the Company will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, issue, assume or become liable for, contingently or otherwise (collectively an "incurrence"), any Indebtedness (other than the Notes) unless, after giving effect to such incurrence on a pro forma basis, Indebtedness of the Company and its Subsidiaries, on a consolidated basis, shall not be more than nine times Annualized Pro Forma Operating Cash Flow for the latest fiscal quarter preceding such incurrence for which financial statements are available. Notwithstanding the above, the Indenture does not limit (i) Indebtedness incurred in connection with Currency Agreements or Interest Swap Obligations, (ii) Indebtedness outstanding on the date of the Indenture, (iii) letters of credit and letter of credit reimbursement obligations that support performance obligations not to exceed $15,000,000 in the aggregate outstanding at any time, and (iv) Indebtedness resulting from the extension, refunding or renewal of any Indebtedness existing prior to such extension, renewal or refunding which does not result in an increase in the principal amount of such existing Indebtedness then outstanding or, in the case of existing Indebtedness which matures subsequent to the Maturity Date of the Notes, does not result in the maturity of such Indebtedness prior to the Maturity Date of the Notes or, if the existing Indebtedness is subordinated in right of payment to the Notes, the Indebtedness resulting from such extension, renewal or refunding is also subordinated in right of payment to the Notes.

  Limitation on Transactions with Affiliates. The Indenture provides that the Company will not, and will not permit any Subsidiary to, engage in any single transaction or series of related transactions having a value in excess of $10,000,000 with an Affiliate of the Company (other than a Subsidiary), or any director, officer or employee of the Company or any Subsidiary, except for (i) any payment for goods or services purchased in the ordinary course of business, (ii) temporary loans or advances to any Affiliated Partnership on a basis consistent with past practice, (iii) allocation of corporate overhead to Affiliates of the Company and to the Company and its Subsidiaries on a basis which is fair and reasonable, and (iv) the making of any payment pursuant to any agreement or arrangement with any Affiliate entered into prior to the date of the Indenture. Notwithstanding the foregoing, such provision shall not prohibit any such transaction, the terms of which, taken as a whole, are determined by the Board of Directors of the Company to be fair and in the best interests of the Company or any Subsidiary.

EVENTS OF DEFAULT

  An Event of Default is defined in the Indenture with respect to the Notes as a default in payment of principal of, or premium, if any, on the Notes at maturity or upon redemption; a default in payment of interest on the Notes, and continuance of such default, for a period of 30 days; a failure by the Company for 60 days after written notice by the Trustee or by the holders of at least 25% in principal amount of the Notes at the time outstanding to perform any other of the covenants or agreements in the Indenture; certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary; default in the payment at final maturity of principal or premium, if any, aggregating $5,000,000 or more with respect to any Indebtedness of the Company or any Subsidiary or the acceleration of any such Indebtedness, which default shall not be cured or waived, or which acceleration shall not be rescinded or annulled or a rendering of a final judgment in excess of $5,000,000 against the Company or any Subsidiary that is not discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect. For purposes of the foregoing, final maturity shall mean, in the case of Indebtedness which is payable in installments, the date on which the last installment of such Indebtedness is due or the date on which such Indebtedness is due as the result of the acceleration thereof.

  The Indenture provides that, if an Event of Default shall have occurred and be continuing, either the Trustee or the holders of 25% in principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by holders of the Notes), may declare the principal of all the Notes to be due and payable immediately. Notwithstanding the foregoing, upon certain conditions such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Notes then outstanding. The holders of a majority in principal amount of the Notes then outstanding may also waive any default (except a default in payment of principal or interest on the Notes) prior to such declaration. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization, all outstanding Notes will become due and payable without further action or notice.

MERGER, CONSOLIDATION OR SALE OF ASSETS

  The Company may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of its assets as an entirety or substantially as an entirety to, any Person unless (i) the Company is the surviving Person or the successor or transferee is a corporation or organized and existing under the laws of the United States, any state thereof or the District of Columbia, (ii) the successor assumes all the obligations of the Company under the Notes and the Indenture, (iii) after such transaction no default in the observance of any terms or covenants of the Indenture or Event of Default exists, and (iv) immediately after giving effect to such transaction on a pro forma basis, the consolidated Indebtedness of the Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease or conveyance or disposition has been made would not be more than nine times Annualized Pro Forma Operating Cash Flow for the latest fiscal quarter preceding such transaction for which financial statements are available.

MODIFICATION OF THE INDENTURE

  The Company and the Trustee, with the consent of the holders of not less than a majority of the aggregate principal amount of the Notes at the time outstanding, may execute supplemental indentures adding, changing or eliminating stated provisions with respect to the Notes or the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Notes; however, no such supplemental indenture may (i) extend the stated maturity of the Notes, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date) without the consent of each holder of the Notes, (ii) reduce the aforesaid percentage of any of the Notes, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all the Notes then outstanding, or (iii) modify any of the provisions concerning modification of the Indenture except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of each holder of the Notes.

REPORTS TO TRUSTEE AND HOLDERS OF NOTES

  The Indenture provides that the Company must provide the Trustee with copies of the quarterly and annual reports and other information, documents and reports specified in Sections 13, 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which the Company may be required to file with the Securities and Exchange Commission (the"Commission"); or if the Company is not required to file such information, documents or reports, pursuant to any of such sections, then to file with the Trustee and the Commission, such of the supplementary and periodic information, documents and reports which may be required to be filed pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange. The Indenture also provides that the Company must provide holders of the Notes with summaries of any such information, documents and reports.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement") among the Company and Salomon Brothers Inc, Lehman Brothers Inc., NationsBanc Montgomery Securities LLC and NatWest Capital Markets Limited (collectively, the "Underwriters"), the Company has agreed to issue and sell to the Underwriters, and each of the Underwriters has agreed to purchase from the Company, the principal amount of Notes set forth opposite its name below.

                                                                PRINCIPAL AMOUNT
   UNDERWRITER                                                      OF NOTES
   -----------                                                  ----------------
   Salomon Brothers Inc........................................    110,000,000
   Lehman Brothers Inc. .......................................     40,000,000
   NationsBanc Montgomery Securities LLC ......................     40,000,000
   NatWest Capital Markets Limited ............................     10,000,000
                                                                  ------------
       Total...................................................   $200,000,000
                                                                  ============

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

  The distribution of the Notes by the Underwriters is being effected from time to time in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In connection with the sale of any Notes, the Underwriters may be deemed to have received compensation from the Company equal to the difference between the amount received by the Underwriters upon the sale of the Notes and the price at which the Underwriters purchased such Notes from the Company. In addition, the Underwriters may sell Notes to or through certain dealers, and dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and/or any purchasers of Notes for whom they may act as agent (which compensation may be in excess of customary commissions). The Underwriters may also receive compensation from the purchasers of Notes for whom they may act as agent.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes as permitted by applicable laws and regulations, but the Underwriters are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

  Certain of the Underwriters have from time to time provided customary investment banking services to the Company and expect in the future to provide such services, for which they have received and will receive customary fees and commissions. The Company intends to apply the net proceeds of the offering to repay amounts outstanding under the credit facilities of the Company's subsidiaries. Nationsbank of Texas, N.A., an affiliate of NationsBanc Montgomery Securities LLC, one of the Underwriters, is a lender and an agent under such credit facilities.

  In connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market prices of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which such persons may bid for or purchase Notes for the purpose of stabilizing their market price. The Underwriters also may create a short position for their respective accounts by selling more Notes in connection with this offering than they are committed to purchase from the Company, and in such case may purchase Notes in the open market following completion of this offering to cover all or a portion of such short position. In addition, Salomon Brothers Inc, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements between the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in this offering) for the account of the Underwriters, the selling concessions with respect to Notes that are distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the prices of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  It is expected that delivery of the Notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this Prospectus Supplement, which is the fourth business day following the date hereof. Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date hereof should consult their own advisor.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The Company acquired several cable television systems during 1997. The historical financial statements of the significant acquired businesses filed by the Company with the Commission pursuant to the requirements of the Exchange Act are hereby incorporated by reference into this Prospectus Supplement from the Company's Current Reports on Form 8-K filed on January 31, 1997 and August 1, 1997.

                                 LEGAL MATTERS

  The validity of the Notes will be passed upon for the Company by Elizabeth
M. Steele, Vice President/General Counsel of the Company. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett, New York, New York.

PROSPECTUS
                           LOGO OF JONES INTERCABLE

          SENIOR DEBT SECURITIES, SENIOR SUBORDINATED DEBT SECURITIES,
             SUBORDINATED DEBT SECURITIES AND CLASS A COMMON STOCK

                                  -----------
  Jones Intercable, Inc. (the "Company") may offer from time to time (i) debentures, notes and/or other unsecured evidences of indebtedness consisting of senior debt securities ("Senior Debt Securities"), senior subordinated debt securities ("Senior Subordinated Debt Securities") and subordinated debt securities ("Subordinated Debt Securities") in one or more series (collectively, the "Debt Securities") or (ii) shares of its Class A Common Stock, par value $ .01 per share (the "Class A Common Stock"), or any combination of the foregoing, having an aggregate initial public offering price not to exceed U.S. $500,000,000 or the equivalent thereof in one or more foreign currencies at prices and on terms to be determined at or prior to the time of sale. The Debt Securities may be issued as convertible Debt Securities convertible into shares of the Class A Common Stock or into other securities. The Debt Securities and the Class A Common Stock are collectively referred to as the "Securities."

  Specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement (a "Prospectus Supplement"), together with the terms of the offering of the Securities, the initial offering price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth, among other matters, the following with respect to the particular Securities: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior debt, senior subordinated debt or subordinated debt, authorized denominations, maturity, rate or method of calculation of interest and dates for payment thereof, any conversion, redemption, prepayment or sinking fund provisions, and the currency, currencies or currency units in which principal, premium, if any, or interest, if any, is payable and (ii) in the case of the Class A Common Stock, the number of shares and the terms of the offering and sale thereof. The Prospectus Supplement will also contain information, as applicable, about certain United States federal income tax considerations relating to the Securities in respect of which this Prospectus is being delivered.

  The Company's Class A Common Stock is traded in the over-the-counter market and is authorized for quotation on the National Market System operated by the National Association of Securities Dealers, Inc. under the symbol JOINA. Any Class A Common Stock offered will be listed, subject to notice of issuance, on such exchange. See "Price Range of Class A Common Stock."

  The Company may sell Securities directly to purchasers or through agents or dealers designated from time to time by the Company or to or through underwriters. If any agents, dealers or underwriters are involved in the sales of Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in the accompanying Prospectus Supplement. The net proceeds to the Company from the sale of the Securities will be set forth in the Prospectus Supplement.

                                  -----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAVE THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

                                  -----------
  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                The date of this Prospectus is January 13, 1998.

  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY AGENT, DEALER OR UNDERWRITER. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") relating to the Securities under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Securities and the Company, reference is made to the Registration Statement.

  The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of any such materials may be obtained from the public reference section of the Commission at its Washington, D.C. address upon payment of the prescribed fees. The Commission also maintains a World Wide Web site that contains reports, proxy statements and information statements of registrants (including the Company) that file electronically with the Commission at http://www.sec.gov.

  The Company intends to furnish to holders of the Securities annual reports containing audited financial statements and a report of independent certified public accountants. The Company will make available quarterly reports for each of the first three quarters of each fiscal year containing unaudited summary financial information.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents, which have been filed by the Company with the Commission (File No. 1-9953) pursuant to the requirements of the Exchange Act, are hereby incorporated by reference: (i) the Company's Annual Report on Form 10-K for the calendar year ended December 31, 1996, (ii) the Company's Quarterly Reports on Form 10-Q for the calendar quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, (iii) the Company's Current Report on Form 8-K dated January 31, 1997, (iv) the Company's Current Report on Form 8-K dated March 21, 1997, (v) the Company's Form 8-K/A No. 1 to its Current Report on Form 8-K dated January 31, 1997, (vi) the Company's Current Report on Form 8-K dated April 15, 1997, (vii) the Company's Current Report on Form 8-K dated June 11, 1997, (viii) the Company's Current Report on Form 8-K dated June 30, 1997, (ix) the Company's Form 8-K/A No. 1 to its Current Report on Form 8-K dated April 15, 1997, (x) the Company's Current Report on Form 8-K dated July 15, 1997, (xi) the Company's Current Reports on Form 8-K dated August 1, 1997,
(xii) the Company's Current Reports on Form 8-K dated August 20, 1997 and
(xiii) the Company's Annual Meeting Proxy Statement dated September 22, 1997.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date any such document is filed. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein or in any Prospectus Supplement shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or therein (or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement and this Prospectus or any Prospectus Supplement.

  The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such persons, a copy of any or all of the documents that are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such document). Requests should be directed to Elizabeth M. Steele, Vice President/General Counsel and Secretary, Jones Intercable, Inc., 9697 East Mineral Avenue, P.O. Box 3309, Englewood, Colorado 80155-3309,
(303) 792-3111.

                                  THE COMPANY

  The Company is a Colorado corporation organized in 1970. The Company is primarily engaged in the cable television business. The majority of the Company's cable television systems are owned by the Company's wholly owned subsidiaries, Jones Cable Holdings, Inc. ("JCH") and Jones Cable Holdings II, Inc. ("JCH II"). In addition, the Company operates cable television systems for its managed partnerships. The Company has a subsidiary engaged in the cable television system brokerage business and a subsidiary that manufactures and markets data encryption products. Over the last several years, the Company has taken significant steps to simplify its corporate structure. This process has included the sale of cable television systems owned by certain managed partnerships to either the Company or to third parties and the divestiture of certain of the Company's non-strategic assets. At September 30, 1997, the Company had a total of 3,536 employees. The executive offices of the Company are located at 9697 East Mineral Avenue, Englewood, Colorado 80112, and its telephone number is (303) 792-3111.

  The Company operates cable television systems for itself and for its managed limited partnerships. Based on the number of basic subscribers served by the Company's owned and managed cable television systems, the Company is one of the largest cable television operators in the United States. As of September 30, 1997, the Company owned or managed 39 cable television systems serving a total of approximately 1,400,000 basic subscribers in 17 states. Glenn R. Jones, the founder, Chairman, Chief Executive Officer and major shareholder of the Company, is one of the pioneers in the cable television industry, and he has been involved in the ownership and operation of cable television systems since 1970.

  The Company has grown by acquiring and developing cable television systems for both itself and its managed partnerships, primarily in suburban areas with attractive demographic characteristics. One of the primary factors utilized by the Company in deciding to acquire a particular cable television system is the potential of the system for operating cash flow growth and value appreciation. Key elements of the Company's operating strategy include increasing the number of owned subscribers clustered in attractive demographic areas and increasing penetration and revenues per subscriber by targeted marketing, superior customer service and the maintenance of high technical standards. The Company has deployed fiber optic cable wherever practical in its rebuild and upgrade projects, which improves system reliability and picture quality, increases channel capacity and provides the potential for new business opportunities. The Company has focused on pay-per-view and advertising as revenue growth opportunities, and expects to continue to do so in the future.

  The Company intends to grow by implementing a balanced strategy of acquiring cable television systems from its managed partnerships and from third parties. As part of this process, certain systems owned by the Company and its managed partnerships will be sold to third parties and Company-owned systems will be exchanged for systems owned by other cable system operators. It is the Company's plan to cluster its cable television properties on the basis of operating characteristics and/or geographic areas. Clustering systems should enable the Company to obtain operating efficiencies, and it should position the Company to capitalize on new revenue and business opportunities as the telecommunications industry evolves. The Company also intends to maintain and enhance the value of its current cable television systems through capital expenditures. Such expenditures will include, among others, cable television plant extensions and the upgrade and rebuild of certain systems. The Company also intends to institute new services as they are developed and become economically viable. Acquisitions and capital expenditures are subject to the availability of cash generated from operations and debt and equity financing. The capital resources to accomplish these strategies are expected to be provided, in part, by the net proceeds to the Company from the sale of the Securities.

  Within the past several years, the cable television industry has seen much change. The Company believes that the nature of the cable television business is evolving from the traditional coaxial network delivering only video entertainment to a more sophisticated, digital platform environment where cable systems may be capable of delivering traditional programming as well as other services, including data, telephone and expanded educational and entertainment services on an interactive basis. As this convergence of various technologies progresses, cable television companies will reevaluate their system architecture and upgrade their cable plants in order to take advantage of new opportunities. In response to these changes, the Company has decided to cluster its systems on the basis of operating characteristics and/or geographic areas to achieve economies of scale and reasonable returns on the investments made. The Company is also being affected by the entry into the marketplace of local telephone companies that, as a result of the passage of recent legislation, now have the ability to provide telephone and video services in direct competition with the Company. This direct competition with local telephone companies is an additional consideration in the ongoing evaluation by the Company of its position in this changing marketplace. The Company intends, where possible, to pursue these new technological opportunities as they evolve. The ability of the Company to do so, however, will be dependent in large part on the availability of debt and equity financing.

  Jones International, Ltd. ("International") beneficially owns approximately 48% of the Common Stock of the Company and approximately 7% of the Class A Common Stock of the Company. Glenn R. Jones, the Chairman of the Board of Directors and Chief Executive Officer of the Company, personally owns approximately 9% of the Company's Common Stock and approximately 1% of the Company's Class A Common Stock. Because of his 100% ownership of International, Mr. Jones is deemed to be the beneficial owner of all shares of the Company owned by International, and his direct and indirect stock ownership gives him voting power over approximately 37% of votes to be cast by all shareholders of the Company on matters not requiring a class vote. BCI Telecom Holding Inc. ("BCITH"), formerly known as Bell Canada International Inc., owns approximately 36% of the Company's Class A Common Stock and, through such ownership, BCITH has an approximate 31% economic interest in the Company. Mr. Jones has the right to designate seven members of the Board of Directors, BCITH has the right to designate three members of the Board of Directors and three members of the Board of Directors are jointly designated by Mr. Jones and BCITH. In addition, BCITH holds an option to purchase 2,878,151 shares of Common Stock of the Company from International, Glenn R. Jones and certain of their affiliates which, if and when exercised, would enable BCITH to elect a majority of the members of the Board of Directors of the Company.

                      RATIO OF EARNINGS TO FIXED CHARGES

                                   YEAR ENDED DECEMBER 31,
                         -----------------------------------------------  NINE MONTHS ENDED
                           1992      1993     1994      1995      1996    SEPTEMBER 30, 1997
                         --------  --------  -------  --------  --------  ------------------
                                         (IN THOUSANDS, EXCEPT RATIOS)
Pre-tax Income (Loss)... $(33,855) $(48,847) $(8,691) $(21,716) $(62,660)      $(24,042)
Adjustments:
  Interest expense......   38,112    40,780   36,883    49,552    67,782         65,308
  Equity in losses of
   affiliates...........    3,997     3,817    3,707        58     3,473          3,562
                         --------  --------  -------  --------  --------       --------
Total................... $  8,254  $ (4,250) $31,899  $ 27,894  $  8,595       $ 44,828
                         ========  ========  =======  ========  ========       ========
Interest Expense........ $ 38,112  $ 40,780  $36,883  $ 49,552  $ 67,782       $ 65,308
                         ========  ========  =======  ========  ========       ========
Ratio of Earnings to
Fixed Charges(1)........      --        --       --        --        --             --
                         ========  ========  =======  ========  ========       ========
Coverage deficiency..... $(29,858) $(45,030) $(4,984) $(21,658) $(59,187)      $(20,480)
                         ========  ========  =======  ========  ========       ========

--------
(1) The ratio of earnings to fixed charges has been computed by dividing the sum of (a) pre-tax income, excluding losses of affiliated entities, and
    (b) interest expense, by net interest expenses.

                                USE OF PROCEEDS

  Except as otherwise described in the Prospectus Supplement relating to a specific offering of Securities, the net proceeds from the sale of the Securities will be added to the general funds of the Company and will be used for general corporate purposes, which may include acquisitions of cable television systems from managed partnerships and/or from unaffiliated parties, refinancings of indebtedness, working capital, capital expenditures, and repurchases and redemptions of securities.

                              CONCURRENT OFFERING

  The Company has filed a registration statement under the Securities Act for the offering, from time to time, of 3,217,273 shares of its Class A Common Stock held by various affiliates of the Company. Although this registration statement has not yet been declared effective, the Company anticipates that it will be declared effective concurrently with or shortly before or after the effectiveness of the Registration Statement filed in respect to the offering made by this Prospectus and that sales of Class A Common Stock of the Company by such affiliates may be made from time to time concurrently with the offering made by this Prospectus. The Company will receive none of the proceeds of this concurrent offering. The Company also may file additional registration statements to offer equity or debt securities during the effectiveness of the Registration Statement filed in connection with the offering made by this Prospectus.

                                DIVIDEND POLICY

  The Company has never paid a cash dividend with respect to its shares of Common Stock or Class A Common Stock, and it has no present intention to pay cash dividends in the foreseeable future. The current policy of the Company's Board of Directors is to retain earnings to provide funds for the operation and expansion of its business. Future dividends, if any, will be determined by the Board of Directors in light of the circumstances then existing, including the Company's earnings and financial requirements and general business conditions. If cash dividends are paid in the future, the holders of the Class A Common Stock will be paid $ .005 per share per quarter in addition to the amount payable per share of Common Stock. Such additional dividends on the Class A Common Stock are not cumulative but would be adjusted appropriately if cash dividends are declared with respect to a period other than a quarterly period. The Company's credit agreements restrict the right of the Company to declare and pay cash dividends without the consent of the lenders.

                      PRICE RANGE OF CLASS A COMMON STOCK

  The Company's Class A Common Stock is traded in the over-the-counter market and is authorized for quotation on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol JOINA. Any shares of Class A Common Stock offered by this Prospectus will be listed, subject to notice of issuance, on such exchange. The following table sets forth for the first, second and third quarterly periods of the calendar year ending December 31, 1997 and for each quarterly period of the calendar years ended December 31, 1996 and 1995 the high and low reported closing prices of the Company's Class A Common Stock as reported by NASDAQ.

          PERIOD                                                   HIGH    LOW
          ------                                                 -------- ------
     1997 First Quarter........................................  11        9 1/8
          Second Quarter.......................................  13 3/8    8 1/4
          Third Quarter........................................  13 11/16 10 1/2
          PERIOD                                                   HIGH    LOW
          ------                                                 -------- ------
     1996 First Quarter........................................  15       11 7/8
          Second Quarter.......................................  14 5/8   13 1/8
          Third Quarter........................................  14       11 3/8
          Fourth Quarter.......................................  13 7/8   10 1/8
          PERIOD                                                   HIGH    LOW
          ------                                                 -------- ------
     1995 First Quarter........................................  17 1/2   12
          Second Quarter.......................................  16 1/2   12 7/8
          Third Quarter........................................  15 1/2   13 3/8
          Fourth Quarter.......................................  14       13 1/4

  If shares of the Company's Class A Common Stock are being offered, a recent last sale price of the Class A Common Stock will be set forth on the cover page of the Prospectus Supplement.

  The Company's Common Stock also is traded in the over-the-counter market and is quoted on the National Market System of NASDAQ under the symbol JOIN.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 5,550,000 shares of Common Stock, $.01 par value per share, of which 5,113,021 shares were outstanding at September 30, 1997, and 60,000,000 shares of Class A Common Stock, $.01 par value per share, of which 35,544,523 shares were outstanding at such date.

  The outstanding shares of both classes of common stock are not subject to redemption or to any liability for further calls or assessments, and the holders of such shares do not have pre-emptive or other rights to subscribe for additional shares of the Company. All issued and outstanding shares of Common Stock and Class A Common Stock are validly issued, fully paid and nonassessable. Dividends in cash, property or shares of the Company may be paid upon the Common Stock and Class A Common Stock, if declared by the Company's Board of Directors out of any funds legally available therefor, and holders of Class A Common Stock have a cash dividend preference over holders of Common Stock, as described below. Holders of Common Stock and Class A Common Stock are entitled to share ratably in assets available for distribution upon any liquidation of the Company, subject to the prior rights of creditors, although holders of Class A Common Stock have a preference on liquidation over holders of Common Stock, as described below.

  The Class A Common Stock has certain preferential rights with respect to cash dividends and upon liquidation of the Company. In the event that cash dividends are paid, the holders of the Class A Common Stock will be paid $.005 per share per quarter in addition to the amount payable per share of Common Stock. In the case of liquidation, holders of Class A Common Stock will be entitled to a preference of $1 per share. After such amount is paid, holders of the Common Stock will then be entitled to receive $1 per share for each share of Common Stock outstanding. Any remaining amount will be distributed to the holders of Class A Common Stock and Common Stock on a pro rata basis.

  The Class A Common Stock has voting rights that are generally 1/10th of those held by the Common Stock. In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect that number of directors that constitute 25 percent of the total membership of the Board of Directors. Holders of the Common Stock, also voting as a separate class, are entitled to elect the remaining directors.

  As of September 30, 1997, the outstanding shares of Class A Common Stock constituted approximately 87 percent of the total outstanding shares of capital stock of the Company but cast only 41 percent of the votes to be cast in matters to be acted upon by shareholders of the Company not requiring a class vote, and the outstanding shares of the Company's Common Stock constituted approximately 13 percent of the outstanding capital stock of the Company, but cast approximately 59 percent of the votes to be cast by shareholders of the Company in connection with such matters.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and any variations from such general terms and provisions applicable to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

  The Debt Securities will be general unsecured obligations of the Company. The Senior Debt Securities will be senior to all subordinated indebtedness of the Company, including any Senior Subordinated Debt Securities and Subordinated Debt Securities and pari passu with other senior unsecured indebtedness of the Company. The Senior Subordinated Debt Securities will be subordinate in right of payment to any Senior Debt Securities and to certain other debt obligations of the Company that may be outstanding from time to time, pari passu with certain other senior subordinated indebtedness of the Company that may be outstanding from time to time and senior to certain subordinated indebtedness of the Company that may be outstanding from time to time, including any Subordinated Debt Securities. The Subordinated Debt Securities will be subordinate in right of payment to any Senior Debt Securities and Senior Subordinated Debt Securities and to certain other debt obligations of the Company that may be outstanding from time to time and pari passu with certain other subordinated indebtedness of the Company that may be outstanding from time to time.

  The particular terms of each series of Debt Securities offered by a particular Prospectus Supplement will be described therein. Senior Debt Securities, Senior Subordinated Debt Securities and Subordinated Debt Securities will each be issued under a separate indenture (individually an "Indenture" and collectively the "Indentures") to be entered into prior to the issuance of such Debt Securities. The Indentures will be substantially identical except for provisions relating to subordination. There may be a separate trustee (individually a "Trustee" and collectively the "Trustees") under each Indenture. It is anticipated that the Senior Debt Securities will be issued under an Indenture to be executed by the Company and U.S. Trust Company of California, N.A., as Trustee (the "Senior Indenture"). It is anticipated that the Senior Subordinated Debt Securities will be issued under an Indenture to be executed by the Company and First Trust National Association, as Trustee (the "Senior Subordinated Indenture"). It is anticipated that the Subordinated Debt Securities will be issued under an Indenture to be executed by the Company and Norwest Bank Colorado, N.A., as Trustee (the "Subordinated Indenture"). Specific information regarding a Trustee under an Indenture will be included in any Prospectus Supplement relating to the Debt Securities issued thereunder.

  The following discussion includes a summary description of all material terms of the Indentures, other than terms that are specific to a particular series of Debt Securities and which will be described in the Prospectus

Supplement relating to such series. The following summaries do not purport to be complete and are subject, and are qualified in their entirety by reference to, all of the provisions of the Indentures, including the definitions therein of certain terms capitalized in this Prospectus. Wherever particular sections or articles or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such sections or articles or defined terms are incorporated herein or therein by reference.

  The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements relating to such series.

GENERAL

  The Indentures will not limit the aggregate principal amount of debentures, notes or other evidences of indebtedness which may be issued thereunder and Debt Securities may be issued thereunder in one or more series, in such form or forms, with such terms and up to the aggregate principal amount authorized from time to time by the Company.

  Reference is made to the Prospectus Supplement for the following terms of the Debt Securities: (1) the designation (including whether they are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities, whether such Debt Securities are convertible and, if convertible, into what securities the Debt Securities are convertible), aggregate principal amount and authorized denominations of the Debt Securities; (2) the percentage of their principal amount at which such Debt Securities will be issued; (3) the date or dates on which the Debt Securities will mature or the method of determination thereof; (4) the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, reset features of the rates, if any, and the date or dates from which such interest will accrue or the method by which such date or dates shall be determined; (5) the dates on which any such interest will be payable and the regular record dates for such interest payment dates; (6) any mandatory or optional sinking fund or purchase fund or analogous provisions; (7) if applicable, the date after which and the price or prices at which the Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company or of the holder thereof and the other detailed terms and provisions of such optional or mandatory redemption; (8) if applicable, the terms and conditions upon which the Debt Securities may be convertible or exchangeable into or exercisable for other securities (including shares of a class of capital stock of the Company or any other issuer), including the initial conversion rate, the conversion period and any other provision in addition to or in lieu of those described herein; (9) whether such Debt Securities shall be subject to defeasance and, if so, the terms thereof; (10) any Events of Default provided with respect to the Debt Securities that are in addition to or different from those described herein; and (11) any other terms of the Debt Securities.

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of (and premium, if any) and interest on the Debt Securities will be payable, and the Debt Securities will be exchangeable and transfers thereof will be registrable, at the Corporate Trust Office of the Trustee, provided that at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register.

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  Debt Securities may be issued under the Indenture as original issue discount securities to be offered and sold at a discount from the principal amount thereof. Special federal income tax, accounting and other considerations applicable to any such original issue discount securities will be described in the Prospectus Supplement relating thereto.

  Unless otherwise indicated in the Prospectus Supplement relating to a particular series of Debt Securities, the covenants applicable to the Debt Securities would not necessarily afford holders protection in the event of a highly leveraged or other transaction involving the Company or in the event of a material adverse change in the Company's financial condition or results of operation. Unless otherwise indicated in the Prospectus Supplement relating to a particular series of Debt Securities, the Debt Securities do not contain any other provisions that are designed to afford protection in the event of a highly leveraged transaction involving the Company.

SUBORDINATION

  The payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities is expressly subordinated, to the extent and in the manner set forth in any Prospectus Supplement and the Subordinated Indenture, in right of payment to the prior payment in full of all present and future Senior Indebtedness (including any Senior Debt Securities and Senior Subordinated Debt Securities then outstanding) of the Company. Senior Indebtedness is defined in the Subordinated Indenture as: (1) any indebtedness of the Company (i) for borrowed money or (ii) evidenced by a note, debenture or similar instrument (including obligations incurred under leases which are or may be capitalized under generally accepted accounting principles and purchase money obligations) given in connection with the acquisition of any property or assets, including the purchase of cable television systems and securities, (2) any indebtedness of others described in the preceding clause
(1) for which the Company is responsible or liable as guarantor or otherwise,
(3) any indebtedness now outstanding or hereafter incurred by the Company in connection with an acquisition by the Company or a subsidiary of the stock or substantially all of the assets of another person or a merger or consolidation to which the Company or a subsidiary is a party, for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise, and (4) all deferrals, renewals, extensions and refundings of any such indebtedness or obligations, other than (a) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to all other indebtedness of the Company or is not superior in right of payment to the Subordinated Debt Securities or to other indebtedness which is pari passu with or subordinate to the Subordinated Debt Securities, and
(b) indebtedness of the Company to a subsidiary for money borrowed or advanced. The Company has outstanding the 10.5 percent Senior Subordinated Debentures due 2008, the 9 5/8 percent Senior Notes due 2002 and the 8 7/8 percent Senior Notes due 2007, only the latter two of which constitute Senior Indebtedness. At September 30, 1997, approximately $938,160 of Senior Indebtedness was outstanding.

  The Company's main sources of capital consist of cash generated from operations and borrowings available under two revolving credit facilities, one for JCH and one for JCH II. Each revolving credit facility has maximum available borrowings of $600 million.

  The $600 million JCH revolving credit facility is a reducing revolving credit facility. The entire $600 million commitment is available through March 31, 1999, at which time the commitment will be reduced quarterly with a final maturity date of December 31, 2004. The balance outstanding on JCH's revolving credit facility at September 30, 1997 was $351,000,000.

  The $600 million JCH II Revolving Credit Facility consists of a $300 million reducing revolving credit facility and a $300 million 364 day revolving credit facility. The reducing revolving credit facility allows for borrowings through the final maturity date of December 31, 2005. The maximum amount available reduces quarterly beginning March 31, 2000 through the final maturity date of December 31, 2005. The 364 day revolving credit facility allows for borrowings through October 27, 1998, at which time any outstanding borrowings convert to a term loan payable in semi-annual installments commencing June 30, 2001 with a final maturity date of December 31, 2005. The balance outstanding on the JCH II Revolving Credit Facility at September 30, 1997 was $134,000,000. This amount was borrowed under the reducing revolving credit facility.

  The cable television assets that belong to JCH or JCH II will not be available to satisfy claims of the holders of the Debt Securities.

  The payment of the principal of (and premium, if any) and interest on the Senior Subordinated Debt Securities is expressly subordinated, to the extent and in the manner set forth in any Prospectus Supplement and the Senior Subordinated Indenture, in right of payment to the prior payment in full of all present and future Senior Indebtedness (including any Senior Debt Securities then outstanding) of the Company. Senior Indebtedness is defined in the Senior Subordinated Indenture as set forth in clauses (1), (2), (3) and
(4) above from the Subordinated Indenture; provided, however, that it excludes only indebtedness that is subordinate in right of payment to any other indebtedness of the Company and indebtedness of the Company to a subsidiary for money borrowed or advanced. The Senior Subordinated Debt Securities will rank senior to the Company's outstanding issues of subordinated indebtedness.

  The extent to which the Company may incur Senior Indebtedness and limitations thereon, if any, are set forth in the accompanying Prospectus Supplement. If Debt Securities are being offered, the aggregate principal amount of Senior Indebtedness outstanding as of a recent date will be set forth in the accompanying Prospectus Supplement.

  Upon any payment or distribution of assets of the Company to creditors upon any dissolution, winding up, total or partial liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency or receivership or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Company or otherwise, all principal of, premium, if any, and interest due on all Senior Indebtedness (including any outstanding Senior Debt Securities) must be paid in full before the holders of the Senior Subordinated Debt Securities or the Subordinated Debt Securities are entitled to receive or retain any payment thereon, and principal of, premium, if any, and interest on the Senior Subordinated Securities must be paid in full before the holders of the Subordinated Debt Securities are entitled to receive or retain any payment thereon. Subject to the payment in full of all Senior Indebtedness, the holders of the Senior Subordinated Debt Securities or the Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness (as respectively defined in the Senior Subordinated Indenture and the Subordinated Indenture) to receive payments or distributions of assets of the Company applicable to Senior Indebtedness until the Senior Subordinated Debt Securities or Subordinated Debt Securities are paid in full.

CONVERSION RIGHTS

  The terms, if any, on which Debt Securities may be exchanged for or converted (mandatorily or otherwise) into shares of Class A Common Stock of the Company or into other securities of the Company or into shares of another corporation will be set forth in the Prospectus Supplement relating thereto. See "Description of Capital Stock."

EVENTS OF DEFAULT, NOTICE AND WAIVER

  An Event of Default will be defined in the Indentures with respect to Debt Securities of any series issued thereunder as a default in payment of principal or premium, if any, at maturity or upon redemption; a default in payment of interest subject to applicable grace periods; a failure by the Company for 60 days after notice to perform any other of the covenants or agreements in the Indentures; certain events of bankruptcy, insolvency or reorganization of the Company or any significant subsidiary; or any other event of default provided with respect to Debt Securities of that series.

  Each Indenture will provide that, if an Event of Default shall have occurred and be continuing, either the Trustee or the holders of 25% in principal amount of the Debt Securities of such series then outstanding may declare the principal of all the Debt Securities of such series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Debt Securities of such series then outstanding. The holders of a majority in principal amount of the Debt Securities of such series then outstanding may also waive any default (except a default in payment of principal or interest on the Debt Securities of such series) prior to such declaration.

  Each Indenture will require the Company to file a certificate specifying a default immediately upon becoming aware of such default, and to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that exists. Each Indenture will provide that the Trustee shall, within 90 days after the occurrence of a default, give the holders of Debt Securities of any series notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in the payment of principal or interest on any of the Debt Securities of such series or the making of any sinking fund payment, the Trustee will be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of such holders. The term "default" for the purpose of this provision means the occurrence of any of the Events of Default specified above, excluding any grace periods and irrespective of the giving of notice.

  Each Indenture will contain provisions entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Debt Securities of any series before proceeding to exercise any right or power under the Indenture at the request of such holders. Each Indenture provides that the holders of a majority in principal amount of the Debt Securities of such series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or if the Trustee determines in good faith that the proceeding so directed would be illegal, would involve it in personal liability or would be unduly prejudicial to other holders of Debt Securities of such series. Each Indenture also will restrict the right of holders of Debt Securities of such series to initiate any suit or proceeding by requiring prior written request to the Trustee of holders of at least 25% in principal amount of the Debt Securities of such series.

  Reference is made to the Prospectus Supplement relating to any series of Debt Securities that are original issue discount securities for the particular provision relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of an Event of Default and the continuation thereof.

MERGER OR SALES OF ASSETS

  Each Indenture will provide that the Company may merge with another corporation if the Company is the surviving corporation, or may consolidate with or merge into another corporation or sell or lease all or substantially all of its assets to another corporation if (i) immediately after such transaction no default or event of default under the Indenture shall have occurred or be continuing, (ii) the resulting, surviving or transferee corporation is organized and existing under the laws of a state of the United States or the District of Columbia and (iii) such corporation agrees to pay promptly when due the principal of and interest on the Debt Securities and agrees to assume, perform and observe all the covenants and conditions of the Indenture.

MODIFICATION OF THE INDENTURES

  The Company and the Trustee, with the consent of the holders of not less than a majority of the aggregate principal amount of the Debt Securities of any series affected at the time outstanding, may execute supplemental indentures adding, changing or eliminating stated provisions of the Indentures or of any supplemental indenture or modifying in any manner the rights of the holders of the Debt Securities; however, no such supplemental indenture may
(i) extend the stated maturity of any Debt Securities, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date) without the consent of each holder of the Debt Securities of such series so affected, (ii) reduce the aforesaid percentage of any of the Debt Securities, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all the Debt Securities of such series then outstanding,
(iii) modify any of the provisions concerning modification of the Indentures except to increase any such percentage or to provide that certain other provisions of the Indentures cannot be modified or waived without the consent of each holder of the Debt Securities of such series so affected, or (iv) change the terms on which any Debt Securities are convertible or exchangeable into or exercisable for shares of a class of capital stock of the Company or any other issuer.

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

  Each Indenture may be discharged upon payment of the principal of (and premium, if any) and interest, if any, on all the Debt Securities and all other sums due thereunder. In addition, the Indentures will provide that if, within one year of the date the Debt Securities of any series becomes due and payable, or are to be called for redemption, the Company, if so permitted with respect to Debt Securities of a particular series, deposits with the Trustee, in trust for the benefit of the holders thereof, funds sufficient to pay all sums due for the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series, as they shall become due or redeemable and, if certain other conditions are met, the Trustee shall cancel and satisfy such Indenture with respect to such series to the extent provided therein. The Prospectus Supplement describing the Debt Securities of such series will more fully describe the provisions, if any, relating to such cancellation and satisfaction of the Indenture with respect to such series.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities on a negotiated or competitive bid basis to or through underwriters or dealers, and also may sell the Securities directly to other purchasers or through agents. The Prospectus Supplement will describe the method of distribution of the Securities.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  If underwriters are used in the offering of the Securities, the names of the managing underwriter or underwriters and any other underwriters, and the terms of the transaction, including compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement relating to such offering. Only underwriters named in a Prospectus Supplement will be deemed to be underwriters in connection with the Securities described therein. Firms not so named will have no direct or indirect participation in the underwriting of such Securities, although such a firm may participate in the distribution of such Securities under circumstances entitling it to a dealer's commission. It is anticipated that any underwriting agreement pertaining to any Securities will (1) entitle the underwriters to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution for payment which the underwriters may be required to make in respect thereof, (2) provide that the obligations of the underwriters will be subject to certain conditions precedent, and (3) provide that the underwriters generally will be obligated to purchase all the Securities if any are purchased.

  The Company also may sell the Securities to a dealer as principal. In such event, the dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  The Securities also may be offered through agents designated by the Company from time to time. Any such agent will be named, and the terms of any such agency will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in such Prospectus Supplement, any such agent will act on a best efforts basis for the period of its appointment.

  Dealers and agents named in the Prospectus Supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the Securities described therein and, under agreements which may be entered into with the Company, may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution for payments which they may be required to make in respect thereof.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

  The anticipated place and time of delivery for the Securities will be set forth in the Prospectus Supplement.

                                 LEGAL MATTERS

  The legality of the Securities will be passed upon for the Company by Elizabeth M. Steele, Vice President/General Counsel and Secretary of the Company.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries included in the Company's Annual Report on Form 10-K for the calendar year ended December 31, 1996, and the historical financial statements filed by the Company with the Current Report on Form 8-K dated August 1, 1997, which are incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference upon the authority of said firm as experts in giving said reports.

  The historical financial statements of Maryland Cable Partners, L.P. as of December 31, 1996 and 1995, and the related statements of operations, partners' capital, and cash flows for years then ended, filed by the Company with the Form 8-K/A No.1 to its Current Report on Form 8-K dated January 31, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

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  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH THEY RELATE IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company................................................................  S-2
The Offering ..............................................................  S-3
Use of Proceeds............................................................  S-4
Risk Factors...............................................................  S-4
Capitalization.............................................................  S-8
Selected Financial Data....................................................  S-9
Description of the Notes................................................... S-10
Underwriting............................................................... S-16
Incorporation of Certain Information by Reference.......................... S-17
Legal Matters.............................................................. S-17

                                  PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Information by Reference..........................    2
The Company................................................................    3
Ratio of Earnings to Fixed Charges.........................................    5
Use of Proceeds............................................................    5
Concurrent Offering........................................................    5
Dividend Policy............................................................    5
Price Range of Class A Common Stock........................................    6
Description of Capital Stock...............................................    6
Description of Debt Securities.............................................    7
Plan of Distribution.......................................................   12
Legal Matters..............................................................   13
Experts....................................................................   13

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                                 $200,000,000

                           LOGO OF JONES INTERCABLE

                              7 5/8% SENIOR NOTES
                                   DUE 2008

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                             PROSPECTUS SUPPLEMENT

                                MARCH 31, 1998

                                  -----------


                             SALOMON SMITH BARNEY

                                LEHMAN BROTHERS

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                        NATWEST CAPITAL MARKETS LIMITED

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